Exhibit 12
Rural Cellular Corporation, Inc.
Computation of Ratio of Earnings to Fixed Charges

	Years ended December 31,

	2005	2004	2003	2002		2001

	(Dollars in thousands)
Earnings (loss)
Pretax income (loss)	$(64,540)	$(60,613)	$(11,205)	$21,162		$(49,212)
Add back: fixed charges as disclosed below	176,600	168,089	138,600	113,502		132,027
Less: capitalized interest	(1,849)	(1,900)	(204)	—		—

Earnings (loss) as adjusted	110,211	105,576	127,191	134,664		82,815
Computation of fixed charges
Interest expense	169,610	162,250	135,346	110,597		129,260
Capitalized interest	1,849	1,900	204	—		—
Portion of rent expense representative of interest factor	5,141	3,939	3,050	2,905		2,767

Total fixed charges	176,600	168,089	138,600	113,502		132,027
Earnings (deficiency) to fixed charges	(66,389)	(62,513)	(11,409)	21,162		(49,212)
Ratio of earnings to fixed charges	—	—	—	1.19	X	—

•	Fixed charges consist of all interest, whether expensed or capitalized, amortization of debt costs, and the portion of rent expense representing interest.

•	Earnings consist of income before income tax, extraordinary item, cumulative effect adjustment, and preferred stock dividends plus fixed charges reduced by capitalized interest

•	The ratio of earnings to fixed charges is computed by dividing fixed charges into earnings.